

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC

February 26, 2007

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/26/2007

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: Bristol-Myers Squibb Company
Incoming letter dated December 27, 2006

Dear Ms. Goodman:

This is in response to your letter dated December 27, 2006 concerning the shareholder proposal submitted to Bristol-Myers by Lucian Bebchuk. We also have received a letter on the proponent's behalf dated January 22, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 02 2007
THOMSON
FINANCIAL

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138


07045826

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306

(202) 955-8500

www.gibsondunn.com

agoodman@gibsondunn.com

December 27, 2006

Direct Dial
(202) 955-8653
Fax No.
(202) 530-9677

Client No.
C 11810-00003

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: *Stockholder Proposal of Lucian Bebchuck*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Bristol-Myers Squibb Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2007 Annual Stockholders Meeting (collectively, the "2007 Proxy Materials") a stockholder proposal and statements in support thereof (the "Proposal") received from Lucian Bebchuck (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company files its definitive 2007 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal would amend the Company's Bylaws to provide:

> [A]ny decision of the Board, or any committee thereof, with respect to the compensation of the Company's Chief Executive Officer shall be valid only if approved or ratified by at least three-quarters of all of the independent directors. For purposes of this bylaw, "independent director" shall mean any director who is not a present or former employee or officer of the Company, and who satisfies the criteria for qualifying as an "independent" director under the applicable listing requirements of the New York Stock Exchange. Nothing in this bylaw shall prohibit the Board of Directors from delegating authority or responsibility with respect to executive compensation to a committee or sub-committee of the Board of Directors, provided, however, that any decision of such committee or sub-committee with respect to compensation of the Company's Chief Executive Officer shall require the ratification of three-quarters of all directors meeting the qualifications for independence set forth in this bylaw.

A copy of the Proposal and supporting statement, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A. We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2007 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

ANALYSIS

The Proposal Is Excludable Pursuant To Rule 14a-8(i)(10) Because The Company Has Substantially Implemented The Proposal.

A. Background

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." *See Proposed Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Exchange Act Release No. 12598 (July 7, 1976). The Commission has refined Rule 14a-8(i)(10) over the years. In the 1983 amendments to the proxy rules, the Commission indicated:

> In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer." While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined the previous formalistic application of this provision defeated its purpose. *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Exchange Act Release No. 20091, at § II.E.6. (August 16, 1983) (the "1983 Release").

The 1998 amendments to the proxy rules, which (among other things) implemented the current Rule 14a-8(i)(10), reaffirmed this position. *See Amendments to Rules on Shareholder Proposals*, Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998). Consequently, as noted in the 1983 Release, in order to be excludable under Rule 14a-8(i)(10), a stockholder proposal need only be "substantially implemented," not "fully effected." In addressing no-action requests under Rule 14a-8(i)(10), the staff has indicated that the focus of Rule 14a-8(i)(10) is on whether "particular policies, practices and procedures compare favorably" with those requested under the proposal, and not on the exact means of implementation. *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, Rule 14a-8(i)(10) permits exclusion of a stockholder proposal when a company has implemented the essential objective of the proposal, even where the manner by which a company implements a proposal does not precisely correspond to the actions sought by a stockholder proponent. *See* 1983 Release; *AMR Corporation* (avail. Apr. 17, 2000); *Masco Corp.* (avail. Mar. 29, 1999); *Erie Indemnity Co.* (avail. Mar. 15, 1999).

B. The Company Has Substantially Implemented The Proposal Because The NYSE Listing Standards And The Company's Compensation Committee Charter Already Require Independent Director Approval Of Chief Executive Officer Compensation.

We believe that the Proposal has been substantially implemented by the Company pursuant to the New York Stock Exchange ("NYSE") Listing Standards, the Company's Compensation and Management Development Committee Charter and ongoing practices. In this regard, Commission statements and Staff precedent with respect to Rule 14a-8(i)(10) confirm that the standard for determining whether a proposal has been "substantially implemented" is not dependent on the means by which implementation is achieved. When the Commission initially adopted the predecessor of Rule 14a-8(i)(10), it specifically determined not to require that a proposal be implemented "by the actions of management," observing, "it was brought to the attention of the Commission by several commentators that mootness can be caused for reasons other than the actions of management, such as statutory enactments, court decisions, business changes and supervening corporate events." *Adoption of Amendments Relating to Proposals by*

Security Holders, Exchange Act Release No. 19771 (November 22, 1976). Staff precedent supports that a shareholder proposal may implemented by actions beyond those of management. For example, in *Intel Corp.* (avail. Feb. 14, 2005), the company had received a proposal asking that it "establish a policy" of expensing all future stock options. The company argued that the proposal had been substantially implemented through *FASB's* adoption of Statement No. 123(R), requiring the expensing of stock options. Although the proponent asserted that adoption of the accounting standard was different than company adoption of a policy as requested under the proposal, the Staff concurred that the new accounting rule had substantially implemented the proposal and permitted its exclusion.

In a very similar situation the Staff permitted the exclusion of a proposal as substantially implemented where the company asserted that it already was required to implement the shareholder proposal by stock exchange listing standards and its own Board committee charters. In *Siliconix, Inc.* (avail. Mar. 1, 2004), the proposal requested that the Board appoint a committee of independent directors to review all related party transactions. The Company was required by the rules of the NASDAQ Stock Market and its own Audit Committee Charter to have an Audit Committee of three independent directors. The company also was required by the NASDAQ rules and its Audit Committee Charter to have that Committee vote on all related party transactions. *See also Johnson and Johnson* (avail. Feb. 17, 2006) (where the Staff found a proposal requesting the company identify and discharge undocumented or illegal workers was substantially implemented by the applicable immigration laws and regulations); *AMR Corp.* (avail. Apr. 17, 2000) (where the Staff permitted exclusion of a proposal requesting certain Board committees be composed entirely of independent directors where company bylaws required that these committees be composed of independent directors and all current members complied with the proposal's definition of independence).

In the instant case, NYSE Listed Company Manual Section 303A.05(a) requires that each listed company have a compensation committee, composed entirely of independent directors, and Section 303A.05(b) *et seq.* require that the compensation committee have a charter which provides that the compensation committee alone, or together with the other independent directors, approve CEO compensation. In compliance with these rules and pursuant to Section 141(c) of the Delaware Corporation Law, the Board of the Directors of the Company has adopted the Bristol-Meyers Compensation and Management Development Committee Charter, attached to this letter as <u>Exhibit B.</u> The Charter provides that the "Committee shall consist of three or more independent directors of the Company...[t]he members of the Committee shall meet the independence requirements of the New York Stock Exchange . . . ." The Charter further provides that the committee shall "annually review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO's performance together with the other independent directors in light of those goals and objectives, and *recommend to the independent directors* the CEO's compensation levels based on this evaluation." (*emphasis added*). Therefore, consistent with its Charter, the Compensation and Management Development Committee must submit its recommended compensation to the CEO to all of the independent directors for approval. Moreover, in accordance with Section 303A.05(b)(i)(A) of the NYSE Manual, only independent board directors of the Company vote on the CEO's compensation. Thus, as in *Siliconix*, the Company has substantially implemented the proposal through its compliance with applicable listing standards, its Compensation and Management Development Committee Charter and its Board practices.

While the Proposal calls for approval or ratification of CEO compensation by three-quarters of the independent directors, its essential objective is increased independent director involvement in decision-making with respect to CEO compensation, which clearly is in place. In this regard, the Staff has not required companies to implement the entirety of shareholder proposals in order for them to be substantially implemented as long as the essential objective of the Proposal is addressed. *See e.g. Intel Corp.* (avail. Mar. 11, 2003) (concurring that a proposal requesting that Intel's board "submit to stockholder vote all equity compensation plans and amendments to add shares to those plans that would result in material potential dilution" was substantially implemented by a board policy that excepted certain awards from the policy); *Nordstrom, Inc.* (avail. Feb. 8, 1995) (concurring that a proposal requesting a report to stockholders on Nordstrom's relationship with suppliers and a commitment to regular inspections was substantially implemented by existing company guidelines and a press release, even though the guidelines did not commit the company to conduct regular or random inspections to ensure compliance).

This precedent confirms that where, as here, stock exchange listing standards, a Board committee charter and Board practices address the essential objectives of a shareholder proposal, it has been substantially implemented. Accordingly, we believe that the Proposal may be excluded pursuant to Rule 14a-8(i)(10).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the 2007 Proposal from its 2007 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Sandra Leung, the Company's Acting General Counsel, Vice-President and

Secretary, at (212) 546-4260.

Sincerely,



Amy L. Goodman

Enclosures

cc: Sandra Leung, Bristol-Myers Squibb Company
Lucian Bebchuck

100137671_2.DOC

Exhibit A

LUCIAN BEBCHUK

1545 Massachusetts Avenue

Cambridge, MA 02138

617-812-0554 - fax

FACSIMILE TRANSMITTAL FORM

November 22, 2006

TO:	Sandra Leung	FIRM:	Bristol-Myers Squibb Co.
FAX NO.:	(212) 605-9622	CONFIRMATION NO.:	

If you experience problems with a transmission, please call (302) 622-7000 between 9:00 a.m and 9:00 p.m.

ORIGINAL will [ ] follow will not [x] follow

FROM: Lucian Bebchuk	Pages (including cover sheet):

Re:

COVER MESSAGE:

Professor Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138
Telefax (617)-812-0554

November 22, 2006

VIA FACSIMILE

Bristol-Myers Squibb Company
ATTN: Secretary
345 Park Avenue
New York, NY 10154

Re: Shareholder Proposal of Lucian Bebchuk

To whom it may concern:

I am the owner of 125 shares of common stock of Bristol-Myers Squibb Company (the "Company"), which I have continuously held for more than 1 year as of today's date. I intend to continue to hold these securities through the date of the Company's 2007 annual meeting of shareholders.

Pursuant to Rule 14a-8, I enclose herewith a shareholder proposal and supporting statement (the "Proposal") for inclusion in the Company's proxy materials and for presentation to a vote of shareholders at the Company's 2007 annual meeting of shareholders.

Please let me know if you would like to discuss the Proposal or if you have any questions.

Sincerely,



Lucian Bebchuk

PROPOSAL

It is hereby RESOLVED that pursuant to Section 109 of the Delaware General Corporation Law, 8 Del. C. § 109, and bylaw No. 56, the Company's bylaws are hereby amended by adding a new bylaw No. 25 under the heading "Board of Directors" (and renumbering existing bylaw No.25 and each subsequent bylaw to reflect the addition of new bylaw No. 25) as follows:

> 25. Anything in these bylaws to the contrary notwithstanding, any decision of the Board, or any committee thereof, with respect to the compensation of the Company's Chief Executive Officer shall be valid only if approved or ratified by at least three-quarters of all of the independent directors. For purposes of this bylaw, "independent director" shall mean any director who is not a present or former employee or officer of the Company, and who satisfies the criteria for qualifying as an "independent" director under the applicable listing requirements of the New York Stock Exchange. Nothing in this bylaw shall prohibit the Board of Directors from delegating authority or responsibility with respect to executive compensation to a committee or sub-committee of the Board of Directors, provided, however, that any decision of such committee or sub-committee with respect to compensation of the Company's Chief Executive Officer shall require the ratification of three-quarters of all directors meeting the qualifications for independence set forth in this bylaw.

This bylaw shall be effective immediately and automatically as of the date it is approved by the vote of stockholders in accordance with bylaw No. 56.

SUPPORTING STATEMENT

Statement of Professor Lucian Bebchuk: I believe that decisions with respect to the compensation of the Company's CEO are important for the Company and its Stockholders. In my view, such decisions should not be made when they cannot obtain widespread support among the Company's independent directors. The proposed arrangement would not prevent CEO compensation from being first considered and put together by a small subcommittee or group of directors provided that their decisions with respect to such compensation are subsequently ratified by three-quarters of the Company's independent directors.

I urge you to vote "yes" to support the adoption of this proposal.

 Bristol-Myers Squibb Company

Sandra Leung
Vice President & Secretary

345 Park Avenue New York, NY 10154
Tel 212-546-4260 Fax 212-605-9622
sandra.leung@bms.com

December 4, 2006

VIA FEDERAL EXPRESS

Lucian Bebchuk
1545 Mass. Ave.
Cambridge, MA 02138

Re: Stockholder Proposal of Lucian Bebchuk

Dear Mr. Bebchuk:

On behalf of Bristol-Myers Squibb Company, I acknowledge receipt of your stockholder proposal relating to approval or ratification of the Chief Executive Officer's compensation by at least three-quarters of the independent directors.

Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, kindly provide to me proof of ownership of Bristol-Myers Squibb securities in excess of $2,000. You are required to provide this information within 14 days from the date you receive this letter. For your convenience, a copy of the Rule is attached.

Sincerely,

Sandra Leung

Attachment

Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138
Telefax (617)-812-0554


RECEIVED
DEC 18
SANDRA LEUNG

December 15, 2006

Via Telecopy and Overnight Mail

Sandra Leung
Vice President and Secretary
Bristol-Myers Squibb Company
345 Park Ave.
New York, NY 10154

Dear Ms. Leung,

In response to your letter dated December 4, 2006, please find enclosed a written statement from Charles Schwab, the record holder of my common stock in Bristol-Myers Squibb Company ("Company"). This letter confirms that, at the time I submitted my proposal, I owned over $2,000 in market value of common stock continuously for over a year. This letter also will serve to reaffirm my commitment to hold this stock through the date of the Company's 2007 annual meeting when my shareholder proposal will be considered.

Please let me know if you have any further questions.

Sincerely,

Lucian Bebchuk

Lucian Bebchuk

charles SCHWAB

Burlington MA Branch
54 Mall Road, Burlington MA 01801
Toll-free (800) 435-4000 fax (781) 505-1295

Mr. Lucian Bebchuck
c/o Harvard Law School
1557 Massachusetts Ave
Cambridge MA 02138

Mr. Bebchuk,

This letter is to confirm that, as of November 22, 2006, the individual Charles Schwab account ending in [redacted] held: 125 Shares of Bristol-Myers Squibb (symbol BMY). These shares have been held in the referenced account continuously for more than one year prior to November 22, 2006.

This letter also confirms that these shares have been held in the referenced account from November 22, 2006 to the date of this letter.

Sincerely,



Tod Wolfstich
Burlington Branch
Charles Schwab & Co., Inc. | Schwab Bank, N.A.**
(781) 505-1293

*Separate but affiliated companies

Exhibit B



COMPENSATION AND MANAGEMENT DEVELOPMENT COMMITTEE CHARTER

Purpose

The Compensation and Management Development Committee ("Committee") is appointed by and acts on behalf of the Board of Directors ("Board"). It is responsible for reviewing, approving and reporting to the Board on major compensation plans, policies and programs of the Company. The Committee approves the compensation of executive officers and certain senior management, takes specific actions with respect to such compensation and has oversight responsibility over the Company's management development programs, performance assessment of senior executives and succession planning.

Composition

The Committee shall consist of three or more independent directors of the Company designated by the Board and approved by a majority of the whole Board by resolution or resolutions. The members of the Committee shall meet the independence requirements of the New York Stock Exchange, Securities Exchange Commission and any standard of independence adopted by the Company in its Corporate Governance Guidelines. In addition, for purposes of meeting the requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), the Committee, or a sub-committee approving the performance goals to which certain of the executive compensation is tied, shall consist solely of at least two "outside" directors, as defined in Treasury Regulation 1.162-27(e)(3) of the Code. Each member of the Committee shall be a "Non-Employee Director" as defined in Rule 16b-3(e) under the Securities Exchange Act of 1934, as amended. The foregoing notwithstanding, no action of the Committee shall be void or deemed to be without authority due to the failure of any member, at the time the action was taken, to meet any qualification standard set forth in this Charter.

The members of the Committee shall serve one-year terms. The members of the Committee shall serve until their resignation, retirement, or removal by the Board or until their successors shall be appointed. No member of the Committee shall be removed except by majority vote of the independent directors of the full Board then in office.

The Committee shall have the resources and authority appropriate to discharge its responsibilities, including the authority to consult outside advisors to assist in their duties to the Company. The Company shall provide for appropriate funding as determined by the Committee, for payment of compensation to any advisors employed by the Committee.

The Committee shall have the authority to delegate any of its responsibilities to one or more subcommittees, which shall be comprised of at least two members of the Committee.

Meetings

The Committee shall meet four times annually, or more frequently as circumstances dictate. The Committee may also request any officer or employee of the Company or the Company's outside counsel or consultants to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee. A majority of the Committee members shall be present to constitute a quorum for the transaction of the Committee's business.

Responsibilities and Duties

The Committee shall:

1. annually review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO's performance together with other independent directors in light of those goals and objectives, and recommend to the independent directors the CEO's compensation levels based on this evaluation. In reviewing the long-term incentive component of CEO compensation, the Committee will consider the Company's performance and relative stockholder return, the value of similar incentive awards to CEOs at peer group companies, and the awards given to the CEO in past years, and other such matters deemed relevant.

2. annually review and approve the compensation of all other executive officers and certain other senior management.

3. approve awards and make other determinations under plans and programs intended to provide "performance-based compensation" under Code Section 162(m), to the extent required in order to qualify such awards as "performance-based compensation" and otherwise to preserve the tax deductibility of compensation resulting from such awards.

4. annually review senior management succession planning and organization structure, and periodically review Company policies and programs for the development of management personnel.

5. if appropriate, hire experts in the field of executive compensation to assist the Committee with its evaluation of CEO or senior executive compensation.

The Committee shall have the sole authority to retain and to terminate such experts, and to approve the experts' fees and other retention terms. The Committee shall also have the authority to obtain advice and assistance from internal or external legal, accounting, human resource, or other advisors.

6. make recommendations to the Board with respect to incentive-compensation plans and equity-based plans and interpret and administer such plans.

7. appoint, monitor and terminate members of the Company's Pension and Savings Plan Committees and the plan trustees, and monitor, adopt, amend and terminate the Company's qualified and non-qualified savings and pension plans.

8. form and delegate authority to subcommittees when appropriate.

9. make regular reports to the Board.

10. review and discuss with management the Company's Compensation Discussion and Analysis and related disclosures required for inclusion in the Company's annual report and proxy statement, recommend to the Board, based on review and discussions, whether the Compensation Discussion and Analysis should be included in the annual report and proxy statement, and produce the compensation committee report required for inclusion in the Company's annual report and proxy statement.

11. annually evaluate its own performance.

12. review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

13. oversee the Company's compensation philosophy and strategy.

14. fulfill such other duties and responsibilities as may be assigned to the Committee, from time to time, by the Board and/or Chairman of the Board.

Revised 12/06
Revised 12/05
Reviewed 3/05
Revised 11/03
Adopted 9/02



Grant & Eisenhofer P.A.

Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100

45 Rockefeller Center, 15th Floor
630 Fifth Avenue
New York, NY 10111
Tel: 646-722-8500 • Fax: 646-722-8501

www.gelaw.com

Direct Dial: 302-622-7065
Email: mbarry@gelaw.com

January 22, 2007

VIA OVERNIGHT MAIL AND FACSIMILE

Securites and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Shareholder Proposal Submitted by Lucian Bebchuk for Inclusion in Bristol-Myers Squibb Company's 2007 Proxy Statement

Ladies and Gentlemen,

This letter is submitted on behalf of our client, Lucian Bebchuk ("Bebchuk") in connection with the shareholder proposal which Bebchuk submitted to Bristol-Myers Squibb Company ("Bristol-Myers" or the Company") for inclusion in the Company's 2007 Proxy Statement (the "Proposal"). The letter responds the Company's December 27, 2006 letter to the Staff of the Division of Corporate Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") requesting the Staff's concurrence that it will not commence enforcement if the Company excludes the Proposal from its 2007 Proxy Statement (the "No-Action Request').[1]

As explained below, Bristol-Myers' no-action request should be denied. Prof. Bebchuk's Proposal advocates the adoption of a bylaw which, if adopted by shareholders, would require that a supermajority (75%) of the Company's independent directors ratify any decision of the Board,

[1] Invoking Rule 14a-8(i)(10), the Company asserts that the Proposal may properly be excluded from its 2007 Proxy Statement because it has already "substantially implemented" the Proposal. According to the Company, because the listing requirements of the New York Stock Exchange ("NYSE") and the Compensation and Management Development Committee Charter ("Compensation Committee Charter") require that the Company's compensation committee be comprised of independent directors and decisions concerning compensation be voted on *by a simple majority* of the independent directors of the Board, "the essential objectives" of the Proposal have been met.



or committee thereof, involving the compensation of the Company's Chief Executive Officer. In its no-action request, Bristol-Myers argues that the Proposal may be excluded because it has been "substantially implemented" by the Company. But, as Bristol-Myers admits, the Company's existing policies and the NYSE listing requirements only require approval of executive compensation by a *majority* of independent directors. Accordingly, there is a material difference between the current situation at the Company and Prof. Bebchuk's proposal – *i.e.*, the difference between *majority* approval and a *supermajority* approval requirement – that plainly rebuts Bristol-Myers' "substantially implemented" argument.

Prof. Bebchuk's Proposal simply advocates making the requirements for approving executive compensation at the Company *more stringent* than they currently exist. Bristol-Myers' request for no-action relief on the grounds that the Company has "substantially implemented" the Proposal should be denied.

I. Bristol-Myers Has Mischaracterized the Thrust of the Proposal

The No-Action Request betrays a fundamental misunderstanding of the Proposal. The Proposal seeks an amendment of the bylaws to require that a supermajority (75%) of the independent directors of the Company ratify any decision of the Board, or committee thereof, involving the compensation of the Company's Chief Executive Officer. The adoption of such a bylaw amendment by shareholders is expressly permitted under Delaware law. Section 109 of the DGCL permits shareholders to adopt and amend corporate bylaws on any matter "not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees." 8 Del. C. § 109(b). Further, Section 141(b) provides that, although the default rule is that a board may act by majority vote, *the bylaws may impose a more stringent requirement*. 8 Del. C. § 141(b) ("The vote of the majority of the directors present at a meeting at which a quorum is present shall be the act of the board of directors *unless the certificate of incorporation or the bylaws shall require a vote of a greater number*." (emphasis supplied)).

This is precisely what the Proposal does in this case. Specifically, while the Bristol-Myers' Board currently may approve executive compensation by a vote of a majority of the independent directors, the Proposal seeks to make the approval process more stringent by requiring supermajority approval. Bristol-Myers' argument that the "essential thrust" of the Proposal is to require approval *by a simple majority* of independent directors not only ignores the plain language of the Proposal, but also completely fails to appreciate the distinction between majority approval and a supermajority requirement.

The following chart illustrates the respective requirements imposed by: (i) the Proposal; (ii) the NYSE Listed Company Manual; and (iii) Bristol-Myers' Compensation Committee Charter:

Proposal/ Other Provision	Basic Characteristics	Distinction(s)
Bebchuk Proposal	Amend the Bylaws to require that supermajority (75%) of the independent directors of the Company ratify any decision of the Board, or committee thereof, involving the compensation of the Company's Chief Executive Officer.	CEO compensation decisions must be approved by 75% of independent directors

NYSE Listed Company Manual Section 303A.05	Requires listed companies to have compensation committee composed of independent directors; requires compensation committee charter to provide that compensation committee (alone or together with other independent directors) must approve CEO compensation.	Does not require supermajority vote of independent directors to approve CEO compensation
Bristol-Myers' Compensation and Management Development Committee Charter	Provides that committee shall consist of 3 or more independent directors that shall recommend the CEO's compensation level to the independent directors.	Does not require supermajority vote of independent directors to approve CEO compensation

Thus, the Company's suggestion that the combination of: (a) provisions NYSE listed Company Manual and (b) the Company's Compensation Committee Charter accomplishes the "essential objective" of the Proposal is patently incorrect. The objective of the Proposal is to require (via a shareholder adopted bylaw and consistent with Delaware law) that decisions regarding CEO compensation must be approved by 75% (*e.g.*, a *supermajority*) of the independent directors. Neither the NYSE listed Company Manual, the Company's Compensation Committee Charter, or any other regulatory requirements or policies or practices of the Company accomplish – or even seek to attain – this objective.

II. Bristol-Myers has not Substantially Implemented the Proposal

We do not dispute that Rule 14a-8(i)(10) permits, under certain circumstances, the exclusion of shareholder proposals that have been "substantially implemented" and that a shareholder proposal may be rendered moot by circumstances other than management action. *See, e.g.*, Exchange Act Release No. 20,091, at § II.E.5. (Aug. 16, 1983); Exchange Act Release No. 19,771 (Nov. 22, 1976). *See also FedEx Corporation* (publicly Available June 26, 2006) (proposal recommending simple majority vote requirement properly excluded under Rule 14a-8(i)(10) where Company represented to the Staff that it would provide shareholders at Company's 2006 annual meeting with an opportunity to approve amendments to the Company's certificate of incorporation and by-laws that would eliminate supermajority voting requirements); *Northrop Grumman Corporation* (publicly Available March 28, 2006) (same).

However, as in this case, where there are important differences between a proposal and acts taken by a company (alone or in conjunction with other circumstances), the Staff has consistently declined to issue no-action relief. *See, e.g., Bristol-Myers Squibb Company* (publicly available Mar. 17, 2006) (Staff declined to concur with Company's position that it could omit a proposal under Rule 14a-8(i)(10) noting that "while the proposal requests that, under circumstances specified in the proposal, Bristol-Myers recoup all bonuses and any other awards made to senior executive officers in the event of a restatement of financial results or significant extraordinary write-off, Bristol-Myers' Recoupment Policy would result in recoupment only from those officers who, in the Board's view, engaged in misconduct that caused or partially caused the need for the restatement."). *Siliconix* (publicly available Mar. 1, 2004) is inapposite, because in those proceedings, the exact objectives sought by the proposal (*e.g.*, appointment of a committee of independent directors to review related-party transactions) were required by the NASDAQ rules and the Company's audit committee charter.[2] Similarly, in *Intel Corp.*(publicly available Mar. 11, 2003) and *Nordstrom Inc.* (publicly available Feb. 8, 1995), the respective companies had implemented policies substantially similar to the ones

[2] The proposal in *Siliconix* also did not seek to enact a valid bylaw amendment.

proposed by shareholders. In *Intel Corp.*, after a stockholder submitted a proposal recommending shareholder approval of equity compensation plans, Intel adopted a policy requiring shareholder approval of equity compensation plans. In *Nordstrom Inc.*, a shareholder proposal requested that the company adopt a code of conduct to ensure that overseas suppliers treat workers humanely. Nordstrom, however, already had such a policy that closely tracked the language of the shareholder proposal. Here, in stark contrast, the NYSE Listed Company Manual Section 303A.05 and the Company's Compensation Committee Charter indisputably *do not* require what is sought to be accomplished through the proposal (*i.e.*, the amendment of the Company's bylaws to require decisions regarding CEO compensation be approved by 75% of the independent directors).

As Bristol-Myers itself notes, "a determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). But as illustrated above, Bristol-Myers falls hopelessly short of demonstrating that this standard is satisfied under the present circumstances.[3] To the contrary, even a cursory comparison between the Proposal and the circumstances cited by the Company illustrates that the sole objective of the Proposal is to require something (*i.e.* that CEO compensation decisions must be approved by a 75% of the Company's independent directors) *which is not required* by the NYSE Listed Company Manual or the Company's Compensation Committee Charter.

Finally, for the Staff to accept the position stated in the Company's no-action request, it would have to conclude that there is no substantive difference between a provision requiring supermajority approval and a provision requiring simple majority approval. But Bristol-Myers has cited no support for such a proposition, nor can it, as it would be inconsistent with Delaware law, which expressly authorizes and enforces such supermajority provisions. Accordingly, for all the reasons stated herein, it is respectfully requested that the Staff decline the Company's request for no-action relief.

Sincerely,



Michael J. Barry

MJB/rm

cc: Amy L Goodman, Esquire

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[3] The burden is on Bristol-Myers to establish that it has a reasonable basis for excluding the Proposal from the proxy materials. *See* Rule 14a-8(g) ("Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude the proposal"); Staff Legal Bulletin No 14 (CF) (July 13, 2001).

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 26, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bristol-Myers Squibb Company
Incoming letter dated December 27, 2006

The proposal amends the company's bylaws to require that the compensation of the chief executive officer must be approved or ratified by at least three-quarters of the company's independent directors.

We are unable to concur in your view that Bristol-Myers may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Bristol-Myers may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Special Counsel

END